FOR IMMEDIATE RELEASE	May 30, 2025

Micromem Announces Proposed Private Placement

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

Toronto, Ontario and New York, New York, May 30, 2025 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) announces the intention to proceed with a non-brokered private placement (the "Private Placement") by placing common share units at a price of CAD $0.06 per unit (a "Unit") for a total of up to CAD $380,000, subject to a 50% discretionary increase. Each Unit is comprised of one common share and one warrant exercisable at CAD $0.07 per share for a period of three years.  Micromem intends to use the proceeds raised through the Private Placement for working capital purposes and debt settlement.  All securities to be issued pursuant to the Private Placement will be subject to a four-month hold period. The Private Placement remains subject to final regulatory approvals.

The securities described herein have not been, and will not be, registered under the U.S. Securities Act of 1933 or any state securities laws, and accordingly, may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in compliance with the registration requirements of the U.S. Securities Act of 1993 and applicable state securities laws or pursuant to exemptions there from. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM) company, analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: OTCQB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued:597,910,431

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com